Exhibit 99.1

BIOTIE THERAPIES CORP.	Stock Exchange Release	January 5, 2016 at 8.50 am

The Board of Directors of Biotie Therapies Corp. has Approved Two Year Incentive Plan for Employees

The Board of Directors of Biotie Therapies Corp. has approved a new share-based incentive plan, the Stock Option Plan 2016 (the Plan), for the Group’s employees for awards to be made in the period 2016 to 2017. The Plan is intended to form part of the remuneration, incentive and commitment program for the employees and to support the hiring of new employees as the Group increases the number of its employees to ensure that the currently recruiting clinical trials are conducted effectively and efficiently. The incentives support the attainment of the targets established by the Group and the implementation of the Group's strategy, as well as the Group's long-term productivity. The Plan also reflects the competitive environment in which the Group operates, particularly in the United States of America, and as an important tool in enabling the Group to attract and retain the right quality employees.

The maximum of new shares that may be issued pursuant to the Plan is 80,000,000 shares, which corresponds to maximum of 8.18 per cent dilution of the current outstanding shares of the Company.

As a result of the implementation of the Plan, there will be no further awards made under the Stock Option Plan 2014 or the Equity Incentive Plan 2014 (the 2014 Plans), so there will be no awards made under tranches 2014E or 2014F under the 2014 Plans. The maximum number of shares that may now be issued based on the awards made under the 2014 Plans is 13,405,750 shares, of which 6,840,000 are senior management awards and subject to a multiplier based on the growth in the share price over the three years ending December 31, 2016, which represents 55.08 per cent of the maximum number of shares that could have been awarded under the 2014 Plans.

The Board of Directors also announces that it intends to propose to the Annual General Meeting of the Company in May 2016 a Stock Option Plan for awards to be made to the Directors.

Further Information on the Stock Option Plan 2016

The maximum total number of stock options that may be issued pursuant to the Plan is 80,000,000 and they entitle their owners to subscribe for a maximum total of 80,000,000 new shares in the Company or existing shares held by the Company. The Board of Directors will decide on the distribution of the stock options. The stock options will be issued at no cost. The stock options will be divided into several tranches so that stock options that have equal exercise price and exercise period will form one tranche. The maximum number of stock options that may be issued during each of the calendar years 2016 and 2017 is the lower of 40,000,000 shares and four per cent of the total number of outstanding shares in the Company at the beginning of the relevant calendar year.

The share subscription price, for all stock options, will be the fair market value of the Company’s shares, as determined based on the closing price of the Company’s shares on Nasdaq Helsinki Ltd on the date on which the tranche of stock options has been issued. The shares must be paid upon subscription. The share subscription price will be credited to the reserve for invested unrestricted equity of the Company.

The share subscription periods, which will apply separately to each employee, for each tranche shall start one year after the date of issue. The share subscription period for all tranches of stock options will end ten years after the start of the calendar year in which the Plan was first approved by the Board. The subscription period for each tranche of stock options is, however, restricted as follows:

•	25 per cent of the award will vest one year after the issue of the stock option; and

•	the remaining 75 per cent of the award will vest evenly at the start of each month for the thereafter following period of three years.

Should a stock option owner's employment or service in a Group company terminate, such person will:

•	forfeit without compensation all stock options for which the relevant share subscription period has not begun, unless otherwise approved by the Board; or

•	have a period of ninety (90) days in which to subscribe for the shares for which the relevant share subscription has begun or otherwise forfeit such stock options.

The theoretical market value of one stock option is €0.047. The maximum theoretical market value of the stock options is €3,792,000 in total. The theoretical market value of one stock option has been calculated through the use of Black & Scholes stock option pricing model with the following input factors: share price €0.16, share subscription price €0.16, risk free interest rate 0.06 per cent, validity of stock options on the average of 2 years and volatility of 53 per cent.

The Board of Directors decided on the Plan on the basis of the authorization granted by the Company's Annual General Meeting of Shareholders held on May 26, 2015. The full terms and conditions of the Plan are attached to this release.

The Board of Directors may decide on any amendments and specifications to the terms and conditions of the Plan which are not considered as essential, as well as on all other matters related to the stock options.

The Board of Directors resolved that the members of the Senior Management team must keep at least 25 per cent of the net return from the new plan in Biotie Therapies Corp. shares, until a member's share ownership in total reaches the minimum share ownership level established by the Board of Directors. Such shares must be held as long as a member's employment or service in a Group company continues. The Board of Directors may, for particularly weighty reasons, permit exceptions to these ownership obligations. The Board of Directors further resolved that certain of the granted options are subject to the fulfilment of additional conditions set by the Board.

Turku, January 5, 2016

Biotie Therapies Corp.

Board of Directors

For further information, please contact:
Virve Nurmi, Investor Relations Manager, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION
Nasdaq OMX Helsinki Ltd
Main Media
www.biotie.com

Attachments:

Terms and Conditions of Biotie Therapies Corp. Stock Option Plan 2016

BIOTIE THERAPIES CORP.

STOCK OPTION PLAN 2016 (the 2016 Option Plan)

The Board of Directors of Biotie Therapies Corp. (the Board) has at its meeting on January 4, 2016 resolved, by authorization of the Annual General Meeting of Shareholders of Biotie Therapies Corp. (the Company, and, together with its subsidiaries and affiliates, the Group) on May 26, 2015, a new stock plan (the 2016 Option Plan) be issued, allowing for grants of stock options (Stock Options) to employees of the Group (the Employees, or individually the Employee), on the following terms and conditions:

I STOCK OPTION TERMS AND CONDITIONS

1. Number of Stock Options

The maximum total number of Stock Options which may be granted under the 2016 Option Plan is 80,000,000. If the maximum number of Stock Options were to be granted, they would entitle their owners to subscribe for a maximum total of 80,000,000 new shares in the Company or existing shares held by the Company (the Shares).

2. Right to Stock Options

The Board shall determine, in its absolute discretion, which Employees are to be granted Stock Options. The Board, in its absolute discretion, shall decide the timing of any grants, the quantum of any such grants and any special terms that should apply to such grants consistent with this 2016 Option Plan.

When deciding upon the quantum of any grant the Board may take into consideration the duration of employment or service of the Employee concerned and such other factors as the Board may determine, including their expected contribution to the Group in future years.

The Stock Options shall be granted at no cost to the Employees. The Company has a particularly weighty financial reason for the issue of Stock Options, since the Stock Options are intended to form part of the Group’s remuneration, incentive and commitment program for the Employees.

3. Stock Options

The 2016 Option Plan will be divided into several tranches so that Stock Options that have equal exercise price and exercise period form one (1) tranche. The tranches will be marked with a symbol that indicates the time of pricing and grant, for example “2016 Q1”.

The Board will determine how the Stock Options will be divided into the tranches.

The Employees, to whom Stock Options are offered, shall be notified in writing. The Stock Options shall be delivered to the recipients in accordance with Section I.5 when the Employee has accepted the offer from the Board.

4. Grant Periods

The 2016 Option Plan includes two (2) consecutive grant periods, calendar years 2016 and 2017 (each separately, a Grant Period). If the Company’s financial year changes from being based on calendar years, before the end of a Grant Period, the Board shall be entitled to change a Grant Period accordingly.

The maximum amount of Stock Options that may be granted during each of the Grant Period shall be the lower of (i) 40,000,000 Stock Options, and (ii) four (4) per cent of the total number of outstanding shares (i.e. excluding any treasury shares held by the Company) in the Company on January 1 of the relevant calendar year.

5. Grant of Stock Options

During, or no more than one (1) month before the commencement of each Grant Period, the Board shall, in its absolute discretion, determine what number of, if any, Stock Options should be granted to the Employees. Grants may only be made to Employees who are employed by or in the service of the company belonging to the Group (Group Company) on the grant date. However, the Board may pre-approve maximum awards for Employees that are expected to join the Group during the Grant Period in advance of them joining and allow the CEO to determine the level of the final award, subject to the maximum pre-approved, when the Employee joins the Group.

If some Stock Options are not granted or they would otherwise be available because Stock Options are returned to the Company (for example, if the Stock Options are forfeited when someone leaves the Group), they can be granted at a later time during the Grant Period.

The Stock Options shall not constitute a part of employment or service contract of a Stock Option recipient, and they shall not be regarded as salary or fringe benefit. Stock Option recipients shall have no right to receive compensation on any grounds, on the basis of Stock Options, during employment or service or thereafter. Stock Option recipients shall be liable for all taxes and tax-related consequences arising from receiving or exercising Stock Options.

The Board shall have the right, in its absolute discretion, to reduce, including for the avoidance of doubt to zero, the number of Stock Options to be granted, or to postpone the Stock Option grants to a later date that better suits the Company, if material changes that are beyond the Company’s control, such as legal, fiscal, economic or business related factors, might lead to an extremely harmful or unreasonable outcome for the Company.

The Board shall have the right to cancel the grant of any Stock Options or granted Stock Options that are subject to the transfer restriction, if the Group’s financial statements have to be restated, or if a Stock Option recipient has, in the reasonable opinion of the Board, committed a serious criminal offence, broken any ethical code of which he has been notified by the Company or has otherwise acted in a way which the Board reasonably thinks might damage the reputation of the Company. In addition, notwithstanding any other provisions in this 2016 Option Plan, any award that is subject to recovery under any law, government regulation or stock exchange listing requirement will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement).

6. Transfer and Forfeiture of Stock Options

6.1. Transfer of Stock Options

The Company shall hold the Stock Options on behalf of the Stock Option owner until the beginning of the exercise period.

The Stock Options are non-transferable to a third party by the Stock Option owner and may be exercised for share subscription only, unless otherwise provided in Section II.7. The Board may, however, in its absolute discretion, permit the transfer or pledge of Stock Options, for example in selected countries, to the extent permitted by applicable law. Should the Stock Option owner transfer his or her Stock Options in that case, such person shall be obliged to inform the Company about the transfer or pledge in writing, without delay.

6.2. Termination of Employment or Service Before Exercise Period

Should a Stock Option owner´s employment or service in a Group Company terminate before the Stock Options have been exercised, such person shall, without delay, forfeit to the Company or its designate, without compensation, all Stock Options granted to that individual, (i) for which the relevant exercise period specified in Section II.2 has not begun (i.e. Stock Options that have not yet vested), on the last day of such person's employment or service, and (ii) for which the relevant exercise period specified in Section II.2 has begun (i.e. Stock Options that have already vested), but which have not been exercised within 90 calendar days from the last day of such person's employment or service (the 90 Day Period), on the last day of that 90 Day Period. However, the Board may, in its absolute discretion, decide that the Stock Option owner is entitled to keep such Stock Options, or a part of them.

In case of a voluntary and/or statutory leave of absence of a Stock Option owner and in other corresponding circumstances, the Board has the right to defer the commencement of the exercise period of the Stock Options specified in Section II.2 and/or redeem the Stock Options without consideration from the said owner of Stock Options.

Notwithstanding any of the above, should a Stock Option owner become permanently disabled, retire statutorily or as determined by the Company, or die, a Stock Option owner or his or her estate or beneficiary or heir shall be entitled to keep the granted Stock Options.

Notwithstanding any of the above, should a Stock Option owner´s employment or service in a Group Company end due to a corporate arrangement or transfer of business, a Stock Option owner shall be entitled to keep the granted Stock Options.

A Stock Option owner shall, during his or her employment, service or thereafter, have no right to receive compensation on any grounds for Stock Options that have been forfeited in accordance with these terms and conditions.

6.3. Incorporation of Stock Options into the Book-entry Securities System

The Board may decide to incorporate the Stock Options into the book-entry securities system. Should the Stock Options be incorporated into the book-entry securities system, the Company shall have the right to request and get transferred all forfeited Stock Options from the Stock Option owner's book-entry account to the book-entry account nominated by the Company, without the consent of the Stock Option owner. In addition, the Company shall be entitled to register transfer restrictions and other restrictions concerning the Stock Options on the Stock Option owner's book-entry account, without the consent of the Stock Option owner.

II SHARE SUBSCRIPTION TERMS AND CONDITIONS

1. Right to Subscribe for Shares

Each Stock Option entitles its owner to subscribe for one (1) new Share in the Company or an existing Share held by the Company. The exercise price shall be credited to the reserve for invested unrestricted equity.

2. Exercise Period

The Stock Options have a vesting period between approximately one (1) and four (4) years as described below.

The exercise periods, which will apply separately for each tranche of Stock Options, shall commence no earlier than January 1, 2017. The exercise period for all tranches of Stock Options will end at January 1, 2026.

The exercise period for each tranche of Stock Options shall be determined on a quarterly basis. Within each tranche of Stock Options the exercise period commences in thirty-seven (37) lots. For the first lot comprising approximately 25 per cent of the Stock Options under the tranche in question the exercise period will commence at the beginning of the month that is twelve (12) months after the beginning of the calendar quarter during which the tranche was granted. For the rest of the lots comprising in aggregate the remaining approximately 75 per cent of the Stock Options under the tranche in question the exercise period will commence evenly at the beginning of each month for the thereafter following three (3) years (for clarification 1/36th of remaining 75 per cent will vest each month).

Should the last day of the exercise period not be a banking day, the share subscription may be made on the next banking day following the last day of the exercise period.

Share subscriptions shall take place at the head office of the Company or possibly at another location and in a manner to be determined later. Upon subscription, payment for the subscribed Shares shall be made to the bank account designated by the Company. The Board shall decide on all measures concerning the share subscription and may, for example, determine that there will only be certain periods within each exercise period during which it will issue the Shares.

3. Exercise Price

The exercise price for each tranche of Stock Options shall be equal to the closing price of the Company’s shares on Nasdaq Helsinki Ltd on the date on which the tranche has been approved and granted by the Board.

4. Registration of Shares

Shares subscribed for and fully paid shall be registered on the book-entry account of the subscriber.

5. Shareholder Rights

The dividend rights of the new Shares and other shareholder rights shall commence after the Shares have been entered into the Trade Register.

Should existing Shares, held by the Company, be given to the subscriber of Shares, the subscriber shall be given the right to dividends and to other shareholder rights after the Shares have been registered on his or her book-entry account.

6. Share Issues, Stock Options and Other Special Rights Relating to Shares Before Share Subscription

Should the Company, before the share subscription, decide on an issue of shares or an issue of new stock options or other special rights entitling to shares, so that the shareholders have pre-emptive right to subscription, a Stock Option owner shall have the same right as, or an equal right to, that of a shareholder. Equality is reached in the manner determined by the Board, for example by (i) adjusting the number of Shares available for subscription, (ii) adjusting the exercise prices for the Stock Options or by (iii) using a combination of the aforementioned items (i) and (ii),. The adjustment shall also be applied to Stock Options that have not yet been granted to the Employees.

7. Rights in Certain Cases

7.1. Distribution of Assets

Should the Company, differing from the Company´s normal practice, distribute dividends or similar assets from reserves of unrestricted equity, after January 4, 2016 but before share subscription, the Board shall decide on (i) the adjustment of the number of Shares available for subscription, (ii) the adjustment of the exercise prices for the Stock Options or (iii) a combination of the aforementioned items (i) and (ii), so that the position of the Stock Option owner corresponds to that of a shareholder, as per the dividend record date or the record date of the repayment of equity. The adjustment shall also be applied to Stock Options that have not yet been granted to the Employees.

Should the Company reduce its share capital by distributing share capital to the shareholders, or reduce its share premium fund by distributing funds from the share premium fund to the shareholders, after January 4, 2016 but before share subscription, the Board shall decide on (i) the adjustment of the number of Shares available for subscription, (ii) the adjustment of the exercise prices for the Stock Options or (iii) a combination of the aforementioned items (i) and (ii), so that the position of the Stock Option owner corresponds to that of a shareholder, as per the record date of the repayment of share capital. The adjustment shall also be applied to Stock Options that have not yet been granted to the Employees.

7.2. Liquidation or Deregistration of the Company

Should the Company be placed in liquidation before the share subscription, the Stock Option owner shall be given an opportunity to exercise his or her share subscription right, within a period of time determined by the Board. Should the Company be deregistered, before the share subscription, the Stock Option owner shall have the same right as, or an equal right to, that of a shareholder. In this case, the 2016 Option Plan shall expire.

7.3. Merger, Demerger or Transfer of Domicile

Should the Company resolve to merge with another company as a merging company or merge with a company to be formed in a combination merger, or should the Company resolve to be demerged entirely, the Stock Option owners may, prior to the registration of the execution of a merger or a demerger, be given the right to subscribe for Shares with their Stock Options, in a manner and within a period of time determined by the Board. Alternatively, the Board may give a Stock Option owner the right to convert the Stock Options into stock options issued by the other company, in the manner determined in the draft terms of merger or demerger, or in the manner otherwise determined by the Board, or the right to sell Stock Options prior to the registration of the execution of a merger or a demerger. After such period, no share subscription right or conversion right shall exist. The same proceeding shall apply to cross-border mergers or demergers, or should the Company, after having registered itself as an European Company (Societas Europae), or otherwise, register a transfer of its domicile from Finland into another member state of the European Economic Area. The Board shall decide on the impact of potential partial demerger on the Stock Options. In the above situations, the Stock Option owners shall have no right to require that the Company redeem the Stock Options from them at their market value.

7.4. Acquisition or Redemption of Treasury Shares, Stock Options and Other Special Rights Entitling to Shares

Acquisition or redemption of the Company's treasury shares or acquisition of stock options or other special rights entitling to shares shall have no impact on the rights of the Stock Option owner. Should the Company, however, resolve to acquire or redeem its treasury shares from all shareholders, the Stock Option owners shall be made an equivalent offer or an equivalent adjustment to the number of Stock Options shall be made.

7.5. Redemption Right and Obligation

Should a redemption right and obligation in relation to all of the Company's shares, as referred to in Chapter 18 Section 1 of the Finnish Limited Liability Companies Act, arise to any of the shareholders, during the exercise period, on the basis that a shareholder possesses over 90 per cent of the shares and the votes of the shares of the Company, the Stock Option owners shall be given the opportunity to exercise their right of share subscription by virtue of the Stock Options, within a period of time determined by the Board, or the Stock Option owners shall have an equal obligation to that of shareholders to transfer their Stock Options to the redeemer, notwithstanding the fact that the Stock Options are non-transferable to a third party according to Section I.6.

Should a redemption right or obligation arise before the exercise period in question, the Stock Option recipient may be granted the right to subscribe Shares based on the Stock Options as may be determined by the Board in its sole discretion upon arising of the redemption right and obligation and then given the same opportunities as outlined in the previous paragraph and the proceedings shall be the same as above. In these cases, the 2016 Option Plan shall expire.

III OTHER MATTERS

1. Applicable Law and Settlement of Disputes

These terms and conditions shall be construed in accordance with and governed by the laws of Finland. All disputes arising in relation to the Stock Options shall be exclusively submitted to arbitration, in accordance with the Arbitration Rules of the Finland Chamber of Commerce. The place of arbitration shall be Helsinki, Finland. The language of the arbitration proceedings shall be English or Finnish and the arbitral tribunal shall consist of one (1) arbitrator, who shall be appointed by the Arbitration Institute of the Finland Chamber of Commerce.

Stock Options may be granted to individuals who are located outside Finland. The 2016 Option Plan shall be operated in a way which complies with the law wherever the individuals are located. If the 2016 Option Plan needs to be completed in any way in order to comply with local law (whether in general or in relation to any particular grant, including grants already made) then the Board may make such additions as it considers reasonably necessary and desirable, within the requirements of the laws of Finland.

2. Amendment and Interpretation of the Terms and Conditions

The Board shall be entitled to interpret the terms and conditions of the 2016 Option Plan.

The Board shall manage the 2016 Option Plan and all matters relating thereto. The decision of the Board on any matters relating to the 2016 Option Plan shall be final and binding on all parties.

The Board may delegate certain matters relating to the 2016 Option Plan to individuals within the Company as it sees fit.

The Board may make any technical amendments required by the incorporation of the Stock Options into the book-entry securities system, to these terms and conditions, as well as on other amendments and specifications to these terms and conditions which are not considered as essential. All matters related to the Stock Options shall be decided on by the Board.

3. Administration of the 2016 Option Plan

Should the Stock Option owner act against these terms and conditions, or against the instructions given by the Company, on the basis of these terms and conditions, or against applicable law, or against the regulations of the authorities, the Company shall be entitled to withdraw, without paying any compensation, any Stock Options which have not been transferred, or with which Shares have not been subscribed for, from the Stock Option owner.

The Company may maintain a register of the Stock Option owners on which the Stock Option owners´ personal data is recorded. A Stock Option owner accepts that the data shall be administered and processed by the Company or any other agent or person designated by the Company. A Stock Option owner is entitled to request access to the data referring to him or her and held by the Company. The Company may send all announcements regarding the Stock Options to the Stock Option owners by e-mail.

These terms and conditions have been prepared in Finnish and in English. In the case of any discrepancy between the Finnish and English versions, the English shall prevail.